Exhibit 99.1

Update on Preliminary, Non-Binding “Going Private” Proposal Letter Received by the Company
from its Chairman, President and Chief Executive Officer, Dr. Shawn Qu

GUELPH, Ontario, September 6, 2018. Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that the Special Committee formed by the board of directors of the Company (the “Board”) and its financial and legal advisors continue to assess the “going-private” transaction proposed by Dr. Qu in his December 9, 2017 letter to the Board (the “Proposed Transaction”).

Dr. Qu has engaged financial advisors and is in discussions with potential equity partners and debt financing sources. The Company has entered into confidentiality and standstill agreements with Dr. Qu and several potential equity partners and provided them with access to information about the Company. The Special Committee has given Dr. Qu and the potential equity partners until the end of September to complete their due diligence on the Company.

The Board cautions shareholders and others considering trading in the Company’s securities that the Special Committee and the Board have not made any decision with respect to the Company’s response to the Proposed Transaction. The Board also cautions that there can be no assurance that any definitive offer relating to the Proposed Transaction or any other transaction will be made by Dr. Qu or any other person, that any definitive agreement with respect to the Proposed Transaction or any other transaction will be entered into or that the Proposed Transaction or any other transaction will be approved or completed.

The Company does not undertake any obligation to provide any further updates with respect to the Proposed Transaction or any other transaction except as required by applicable law.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 17 years, Canadian Solar has successfully delivered over 29 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Forward-Looking Statements

This press release contains statements that are “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our estimates and assumptions only as of the date of this press release. These forward-looking statements include statements regarding statements that are not historical facts. Our actual results may differ materially from the results described in or anticipated by our forward-looking statements due to certain risks and uncertainties. As a result, the Company’s actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Form 20-F annual report filed with the Securities and Exchange Commission on April 26, 2018, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. We expressly disclaim any duty to provide updates to any forward-looking statements made in this press release, whether as a result of new information, future events or otherwise.